Exhibit 9

MERIDIAN GOLD
CODE OF ETHICS

Purpose

Meridian Gold Inc. and its subsidiaries (Meridian) are dedicated to high moral and ethical standards of conduct and will conduct its business with honesty, integrity and a strong commitment to compliance with all applicable laws.

This Code of Ethics (the “Code”) is based on Meridian’s commitment to meet its obligations to all who have a personal, professional or financial stake in what Meridian does, including shareholders, employees, suppliers and host communities. Some obligations are direct and obvious, such as striving to increase value for its shareholders. Other obligations stem from the Company’s commitment to comply with all applicable laws.

The Code summarizes the ethical principles that should guide all Meridian employees in their daily work. The Code and the Business Conduct Guidelines (the “Guidelines”) do not cover every possible subject or situation. They are not intended to provide final answers. If in doubt, consult your supervisor or other appropriate person. Wisdom, discretion and sound judgment should guide everyone. The Code and the Guidelines are important to Meridian. Failure to comply with them will result in disciplinary action, which may include discharge.

Employee Responsibilities

Ethical behavior is an individual responsibility. High standards are expected of all employees, regardless of position or location. No supervisor has the authority to require conduct that is in violation of the Code, the Guidelines, or any law. Every employee is expected to report any violation of the Code, the Guidelines, or any applicable law. The Company will investigate reports in the strictest possible confidence, consistent with the particular situation. Employees who make such reports in good faith need have no fear of reprisal.

Management Responsibilities

All managers are accountable for the actions of their employees. They are also responsible for seeing that policies are followed. Every manager is responsible for informing his or her employees about Company policies, including those dealing with legal and ethical behavior. Managers and supervisors also are responsible for maintaining a work environment where constructive, frank, and open discussion is encouraged and expected, without fear of retaliation.

The Chief Executive Officer and management at all levels throughout the Company are responsible for ensuring adherence to the Code and the Guidelines, and for ensuring there are appropriate ongoing employee communications and training. They are supported by the Company’s management, which normally is responsible for handling many issues outlined in the Code and the Guidelines. Significant violations will be reported to the Board of Directors.

Relationships with Suppliers and Contractors

Partners, suppliers, and contractors are to be treated fairly and honestly at all times in a manner conforming to all applicable laws, and consistent with good business practice. Employees should never make false or misleading remarks about other companies or their employees or about their or our projects. In all cases, purchases by Meridian should be based on price, product, quality, service, and the consistency and dependability of the basic business relationships underlying each transaction.

Employee Relationships

Meridian values its diverse employees. Trust, respect and ethical business conduct are key to achieving and maintaining sound relationships among Meridian employees. Basic to these relationships is the Company’s recognition of the personal value and contribution of every employee. The Company pledges that every employee will be judged and treated with dignity and respect. Consistent with applicable laws of the location, employees will be judged on the basis of his or her performance and qualifications without regard to race, creed, gender, religion, national origin, age, or disability. Employees, regardless of employee’s location, should refer violations of this Company Policy in any of these areas to their supervisor, or our Human Resource Department in Reno. These different contacts are provided so any employee can report outside his or her normal chain of control.

Protecting Company Assets

Protecting all Company assets, including physical property and intangible assets (such as data, software, exploration results and confidential information) against loss, theft and misuse is every employee’s responsibility. Company assets may be used only for proper Company purposes. They may not be used for personal benefit, nor may they be sold, loaned, given away, or disposed of without proper authorization. Any individual aware of the loss or misuse of assets shall report it to a supervisor or any Vice-President. Anyone receiving such reports shall handle them in a careful and thorough manner. Investigations will be conducted confidentially.

Business Information

Meridian has developed geologic and process information over many years at considerable expense. Because of this effort, Meridian possesses valuable confidential information, including proprietary geologic and exploration file information. Employees must protect Meridian’s business information as carefully as the Company’s physical and other property. Unauthorized disclosure of this information could destroy its value to the Company and give unfair advantage to others. To ensure confidentiality of Company information, employees must adhere to the following principles:

1.	Employees must not disclose confidential information, either during or after employment, except when authorized by Meridian to disclose it to others who have entered into confidentiality agreements with the Company.

2.	Similar restrictions, usually spelled out in contracts, apply to information obtained from our partners, suppliers, and others who furnish information to Meridian on a confidential basis. Employees must not disclose this confidential information, either during or after employment by Meridian, except as provided in such contracts.

Accuracy of Company Records

Employees must record and report information accurately and honestly. This includes accurate reporting of time worked, business expenses incurred, exploration data, revenues and costs, and other business-related activities. All Company records are subject to audit, and financial records should be maintained in accordance with generally accepted accounting principles.

Dishonest reporting, whether for internal or external purposes, will not be tolerated. This includes reporting or organizing information in an attempt to mislead or misinform. No entry will be made on the Company’s books and records that intentionally hides or disguises the true nature of any transaction.

Conflict of Interest

All business decisions should be made in the best interests of Meridian. Conflicts between an employee’s on- or off-the-job activities and Meridian’s business interests can arise in certain situations. They occur most often where an employee, or a relative of an employee, could obtain some personal benefit at the expense of the Company or its shareholders. Under the Code, all employees must observe the standards established in the Code and the Guidelines at all times and are subject to discipline, up to and including discharge in appropriate cases, if they do not.

Employee Occupational Health and Safety

Meridian considers maintaining safe and healthy working conditions and preventing accidents to be integral to the operation and the administration of its business. Each employee has a responsibility to prevent accidents by maintaining a healthy work environment, by following safe work procedures and practices, and by using all prescribed personal protective equipment. Accident prevention and effective performance go hand in hand.

Environmental Protection

Meridian is committed to protecting the environment and the health and safety of its employees, their families, their community and the public. The Company will ensure such protection through compliance with all applicable laws. Meridian is dedicated to being a leader in environmental, health and safety matters by continuously improving its performance to benefit employees, the public, and shareholders. The Company complies with all applicable laws and regulations. To oversee efforts in this area, Meridian may establish an Environmental Committee of the Board of Directors. Until such a Committee is established, the full Board will be responsible for these matters, but all Meridian employees are expected to assist.

To meet Meridian environmental standards, every facility is required to demonstrate compliance with all public health and environmental laws pertaining to its operations.

Every facility is expected to maintain an open dialogue with local communities on the nature and hazards of the materials that it produces or handles. Meridian’s policy is to participate actively with government authorities, industry groups, and the public in promoting community awareness and emergency response programs to deal with any potential hazards associated with Company materials or facilities. All Meridian employees are expected to assist in these efforts.

Compliance with Laws, Agreements and Practices

As a global Company, Meridian is affected by laws and mores of the countries in which it operates (and sometimes the laws of countries that are affected by the way Meridian does business). These laws differ, often widely. It is Meridian’s policy and each employee’s responsibility to conduct business in compliance with the Code, the Guidelines, and all applicable laws. When conflicts exist, management is available to assist in resolving them.

There are countries where local laws and common trading or negotiating practices are based on less stringent or different codes of conduct than Meridian customarily follows. In such countries, employees should follow the Code, unless variances that are permitted by applicable law and are based on reasonable business judgment have been approved by designated corporate officers.

Meridian policy prohibits making any payment which could be considered corrupt by normal business standards. The Chief Executive Officer must be consulted before making any substantial gift or any direct or indirect payment of Company funds to a government official or employee or political party or candidate.

Violation Reporting

To ensure that the Code is properly implemented, Meridian has designated its Chief People Officer to be responsible for ensuring that the Code is properly implemented and monitored. The CPO reports directly to the Chief Executive Officer regarding these matters. Employees who know of violations of the Code or the Guidelines are obligated to report them to their supervisors or the Chief People Officer. It is Meridian’s policy and intent that except for knowingly reporting false accusations, every employee may report Code, Guidelines, policy or law violations without fear of retaliation.

Compliance and Discipline

The Code and the Guidelines are important to Meridian. They apply to Meridian Gold Inc., its subsidiaries, affiliates, joint ventures, and all other entities that are directly or indirectly controlled or managed by Meridian. Failure to comply with the standards outlined in the Code or the Guidelines will result in disciplinary action, ranging from a reprimand to dismissal. Civil or criminal violations may be prosecuted. Disciplinary action will be taken against:

•	Violations of the Code or the Guidelines.

•	Any employee who deliberately withholds or conceals information concerning a violation of the Code or the Guidelines.

•	The violator’s manager or supervisor to the extent that the circumstances of the violation reflect participation, poor supervision, or lack of diligence.

•	Any supervisor or employee who retaliates, directly or indirectly, or encourages others to do so, against an employee who reports a Code, Guidelines, policy or law violation.

•	Any employee who knowingly falsely accuses another employee of a Code, Guidelines, policy or law violation, or who raises any ethical or Guidelines issues under false pretenses.

MERIDIAN GOLD
BUSINESS CONDUCT GUIDELINES

I.	PROHIBITED PAYMENTS

Unlawful Use of Funds or Assets

The use of Company or subsidiary funds or assets for any unlawful purpose is strictly prohibited. Meridian’s policy is to comply with all applicable laws and regulations. When laws and regulations are ambiguous or difficult to interpret, employees must seek advice in order to assure compliance.

Payments to Government Officials or Employees

Payments of corporate, subsidiary or personal funds or anything else of value may not be made to a government official, employee, political party or candidate in order to obtain or retain business for Meridian, or to direct business to any other person. Indirect payments of this kind through a third person, such as a sales representative, distributor or consultant, must not be authorized. There is no country in which Meridian does business that officially sanctions bribery of government or political officials, and it is Meridian’s policy not to engage in such violations of foreign law even if local business practices seem to ignore the law. The Act also prohibits any payment to a third party if Meridian or its employee knows or is substantially certain that all or any portion of the payment will be used for any such payment to a foreign government official or employee, or political party or candidate.

In some countries where Meridian may operate, required administrative action or procedural assistance, not involving obtaining or retaining business, can be obtained in timely fashion only through the payment of modest gratuities to government officials or employees. Such payments may be made, but only with the approval of the manager for the country, who must determine that Meridian is entitled to the governmental action or assistance requested, that such payments are sanctioned by local custom and that no reasonable alternative exists. If the payment exceeds $5,000, advance approval must be obtained from the Chief Executive Officer. The approval shall be reported to the Chief Financial Officer within 30 days. Employees shall make every effort to eliminate and minimize these expediting payments.

Commercial Bribery

In addition to Meridian’s prohibition on payments to government official, bribes, kickbacks, and like payments or gratuities, to persons who are not government officials or employees to obtain or retain business, or direct it to any other person, are also prohibited, whether made directly or through an intermediary.

Proper Accounting

All Company records must accurately reflect and properly describe the transaction they record. At no time should an invoice or other purchase or sales document be falsified. All assets, liabilities, revenues, and expenses of the Company shall be recorded in the regular books of the Company.

Responsibility for Enforcement

Managers shall be responsible for the enforcement of and compliance with this Policy, including distribution to ensure employee knowledge and compliance.

Questions

Any employee who has any question regarding this Policy or its application should discuss the matter with his or her manager.

Reporting Violations

Any employee who has knowledge of a violation shall immediately report it directly to the employee’s manager or to a Meridian senior manager.

II.     DISCLOSURE OF CORPORATE INFORMATION AND INSIDER TRADING

Purpose

The Guidelines in this section are intended to provide an outline of the legal obligations of Meridian and its employees with respect to the disclosure of “material” corporate information, and with respect to “insider” trading in Meridian securities by employees and their associates. It is the policy of Meridian that it and its employees will comply with all such legal obligations.

Insider Disclosure and Trading

The standards which have been applied in the U.S. cases on “insider” disclosure and trading are:

“Insider” defined

An “insider” includes not only directors and officers, but also anyone who possesses material information on a corporation’s affairs that has not been disclosed to the public.

“Meridian securities” defined

As used in these Guidelines, the term “Meridian securities” includes not only its common shares but also includes installment receipts and options, puts, and calls relating to those shares.

“Materiality” defined

Information which can reasonably be expected to affect the market value of a corporation’s securities or to influence investor decisions respecting securities transactions is “material”. Examples of specific events which may involve material inside information would include annual and quarterly earnings reports, dividend announcements, acquisitions, divestitures, mergers, tender offers, stock splits and major management changes. News of major contract awards, expansion plans and discoveries (including mineral discoveries) may fall into the same category.

Insiders Must Abstain from Trading Until Disclosure

Anyone in possession of material information that has not been disclosed to the public must abstain from trading in or recommending purchase or sale of Meridian’s securities until such inside information has reached the investment community through properly authorized corporate procedures. This restriction also applies to trading in securities of any other company obtained in connection with a person’s employment with Meridian.

Liability for Trading

If insiders trade in Meridian securities while material information remains undisclosed, they are subject to liability to buyers or sellers of such securities. Under the Insider Trading and Securities Fraud Enforcement Act of 1988, the Insider Trading Act of 1984 and other U.S. laws and regulations, the Securities and Exchange Commission may also seek a civil liability of up to three times the profit gained or loss avoided, and other civil and criminal liability may ensue. In the case of officers or directors of Meridian, even if they do not themselves possess inside information, they should, before effecting a purchase or sale of Company securities, ask Meridian’s management whether there are any important developments pending and, if so, refrain from trading if they are not disclosed.

Liability for Tipping

Insiders who give material information to another who then trades while such information remains undisclosed may be subject to liability for the profits derived by the “tippee” from the transaction.

Acceptance of Stock Options Without Disclosure

Insiders who accept the grant of a new stock option or any other right to purchase or receive stock of Meridian without disclosing any material information they possess to the Board of Directors may be required to surrender such options and/or rights. However, the exercise of a previously granted stock option or stock right under such circumstances is permissible because the price and/or number of shares was previously determined.

Trading Window

In addition to the prohibitions imposed by law, employees that are insiders of Meridian Gold are prohibited by Company policy from trading in Meridian Gold securities except during the period (or “trading window”) that “opens” on the third (3rd) trading day following the release of quarterly or year-end financial results and “closes” at the end of the last trading day of the fiscal quarter. This window also closes upon any major announcement in a press release for a period of two (2) trading days following such release. Trading outside the trading window is strictly prohibited in all but the most exceptional circumstances. An insider will be allowed to trade outside the trading window only with the written permission of the Chief Financial Officer, or in his or her absence, the President. Such permission may be granted to an insider if all the following conditions are met:

•	the insider faces a personal financial emergency and cannot wait for the next trading window;

•	the market expectations of the unreleased results are realistic; and

•	there is no material undisclosed fact or change about Meridian Gold, known or unknown to the insider.

Meridian Gold’s fiscal quarters end on March 31, June 30, September 30 and December 31. Quarterly results are typically released on or about the 15th business day of the following month. Annual results are typically released on or about February 25. The specific dates for each trading window are available from Chief Financial Officer of Meridian Gold Inc. It is each insider’s responsibility to know of and follow trading window restrictions.

Canadian Guidelines for Insider Reporting and Trading

Directors and senior officers of Meridian Gold Inc. and its subsidiaries should consult the Trading of Meridian Gold Securities by Insiders Policy (1-9-04) with respect to their Canadian obligations.

Meridian’s Disclosure Obligations:

Accuracy and Completeness of News Releases

Meridian, if it issues misleading statements, or statements that are so incomplete as to mislead, may be liable to investors who buy or sell in reliance on such information (or lack of it) for their losses. Any new release should be accurate, and there should be no material omissions. A summary of the specific facts on a matter should be given, and ambiguous general statements should be avoided. Projections of financial data should be soundly based, appropriately qualified, conservative, and factual.

Timing and Manner of Release of Information

Meridian’s policy is to release publicly important corporate data at the earliest appropriate time consistent with its best interests in maintaining the confidentiality of certain information before final decisions are made, and avoiding endangering Meridian’s goals or providing information helpful to a competitor.

As stated in guidelines issued by the New York Stock Exchange, where it is possible to confine formal or informal discussions of important developments to a small group of the management of Meridian and its confidential advisors (e.g. business appraisers, investment bankers, engineering and investor relations consultants, bankers, accountants, lawyers) where adequate security can be maintained, premature public announcement of confidential information may properly be avoided. At the point where adequate security cannot be maintained, because of disclosure to outsiders, for example, or where a final decision has been made and a valid corporate purpose for keeping the information confidential has passed, information normally should be given to the wire services and media for immediate release to the public. Any public rumors of a significant development or occurrence should promptly be brought to the attention of management since the existence of such rumors, whether true or false, may require affirmative action by Meridian. Any release of information that could reasonably be expected to have an impact on the market for Meridian securities may be released only through the corporate Secretary or the Chief Executive Officer.

Maintenance of Confidentiality

Except for disclosures that have been properly authorized, it is the responsibility of all employees to maintain the confidentiality of information about Meridian. Employees should refer all outside inquiries regarding Meridian, whether from the media, a governmental agency or otherwise, to the appropriate persons in Meridian authorized to respond. When in doubt, refer all such inquiries to Meridian’s Manager of Investor Relations, Wayne M. Hubert (775) 850-3730.

III. CONFLICT OF INTEREST

Meridian respects the privacy of every employee in the conduct of his or her personal affairs. However, it is the policy of Meridian that except where approval is required and has been given, no employee shall engage in any of the following on or off-the-job actual or potential conflicts with Meridian.

1.	Unless given express prior written approval:

•	employees shall not conduct Meridian business for personal benefit or with relatives (anyone related by blood or marriage), or unfairly use or dispose of Company assets;

•	employees shall not be employed by or serve as a consultant to any other firm or person (including self-employment) if such firm or person is a competitor or a supplier of Meridian (or actively planning to become one);

•	neither an employee nor any member of his or her immediate family shall hold a significant financial interest in any business known to be (or known by the employee to be actively planning to become) a competitor, supplier, or supplier to a Meridian supplier.

2.	Employees shall not:

•	run a personal business on Company time or with Company assets; or

•	be employed by or serve as a consultant to any other firm or person (including self employment) or engage in any other activity, if such activity affects job performance or encroaches on time or attention that should be devoted to Meridian’s affairs.

3.	Neither an employee nor any member of his or her immediate family shall accept membership on the Board of Directors of any competitor or supplier of material or services to Meridian or serve as a consultant or adviser to any such Board of Directors or to the management of such firm or person, unless such activity, relationship or interest has been disclosed by the employee in writing to the employee’s department head and written approval has been obtained. Meridian’s outside counsel shall be advised of any such approvals. Any employee who has been refused approval of any activity, relationship or interest may obtain review of the matter upon request.

4.	No employee shall (a) borrow money from, or accept gifts, preferential treatment or favors that place the employee or a member of his or her immediate family under a stated or implied obligation to a competitor or supplier of Meridian, (b)

acquire an interest in a firm with which Meridian, to the employee’s knowledge, is negotiating or contemplating negotiations for a merger, acquisition or joint venture, or (c) disclose or use for personal advantage confidential information gained by reason of employment by Meridian.

If there is any doubt as to the application of this Conflict of Interest policy to a specific activity, relationship, interest or transaction, either actual or proposed, an employee should bring the matter to the attention of his or her department head for clarification. Sensitive or difficult questions may, after consultation with senior management, be referred by the department head to Meridian’s outside counsel. All such questions will be handled promptly and in confidence.

IV. ENVIRONMENTAL LAWS

Meridian’s basic policy is expressed in its Code of Ethics. Meridian will continue to identify and comply with all national and local laws that affect its operations, including any international treaties that may have the force of law. It will also participate as appropriate in the various ongoing national and worldwide dialogues relating to health and environment. Meridian will develop and keep current an environmental policy and management system appropriate for its assets.

V.     GOVERNMENT INVESTIGATIONS

Government investigations of corporations are often pursued by direct contact with employees, both at and away from work. Meridian will cooperate with government investigations, but it is important — and it is Meridian’s basic right in most countries — to determine how it will respond to any particular inquiry. If an employee is contacted by a law enforcement official or investigator about a Meridian matter, four basic subjects should be kept in mind:

Coordinate with Meridian

Most individual employees are not authorized to act as spokespersons for Meridian in legal matters or investigations. Instead, employees should refer the investigator to a member of management and promptly contact both their supervisor or other responsible manager to report the nature and circumstances of the inquiry.

Discussions with Investigators

The choice of whether to speak with a government investigator is the employee’s. Ordinarily an employee has the right to have an attorney present at any such discussion. In the United States and many other countries, government investigators are not entitled to insist that an employee speak with them, or threaten the employee if he or she refuses. Except in circumstances in which specific Company policy has been established authorizing such contact, Meridian requests that employees contact a member of management before speaking with a government investigator. Private investigators are never authorized to require an employee to speak to them, and Meridian employees are not authorized to do so about Company business without prior authorization. Regardless of the interview circumstances, however, employees should remember that (1) if they choose to speak with an investigator they should speak truthfully and may be prosecuted for false statements, and (2) they are not authorized by Meridian to reveal confidential, privileged or proprietary Meridian information, files or documents without Meridian’s specific consent.

Verify the Investigator’s Authority

Law enforcement officials and non-government people — such as journalists, special interest groups and private investigators — may from time to time have an interest in questioning Company employees, sometimes with an aggressive style or under surprise or emergency circumstances. Employees are entitled to a clear statement of evidence (such as agency badge or I.D. card) of an investigator’s law enforcement status. Employees should ask for a clear statement of the nature, subject matter and purpose of the inquiry.

Meridian Documents

All Meridian files and documents of any kind (including computer files and documents) that employees have at home or work or elsewhere are the property of Meridian. Under circumstances of an investigation, employees should take care to preserve any Company files or documents in their custody. Specific advance authorization from a supervisor is required before turning over any files or documents to an investigator. One exception is that an employee need not resist a search warrant or other similar order, and should not interfere with any law enforcement officer who has one. Any such search should be reported promptly.